EXHIBIT 99.1

Brookfield Business Partners Announces Change to the Board of Directors

BROOKFIELD, News, May 08, 2020 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (“Brookfield Business Partners”) announced today that Anthony Gardner has stepped down from our Board of Directors in order to accept a position as a Managing Partner at Brookfield Asset Management, based in London, U.K. Mr. Gardner, who served as the U.S. Ambassador to the European Union from 2014 to 2017, intends to join Brookfield as an executive in its Private Equity Group where he will focus on European investment opportunities and strategic initiatives.

Jeffrey Blidner, Chair of our Board, stated, "I would like to thank Anthony for his guidance and support as a Board member for the past two and a half years and wish him success in his new senior management role with Brookfield.”

A search is underway for a new director to join the Brookfield Business Partners Board and is expected to be completed later this year.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with over $515 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Business Partners is listed on the New York and Toronto stock exchanges. For more information, please visit our website at https://bbu.brookfield.com.

For more information, please contact:

Media: Claire Holland Tel: +1 (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, and include words such as “expects,” “intends,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “will.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of the recent novel coronavirus outbreak (COVID-19); the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.